United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Alcoa Corporation

(Exact name of registrant as specified in its charter)

Delaware	1-37816
(State or other jurisdiction of incorporation)	(Commission File Number)

201 Isabella Street, Suite 500 Pittsburgh, Pennsylvania	15212-5858
(Address of principal executive offices)	(Zip Code)

Jeffrey D. Heeter

Executive Vice President and General Counsel

(412) 315-2900

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Overview

Alcoa Corporation (“Alcoa” or the “Company”) is a global industry leader in bauxite, alumina, and aluminum products.

Unless the context indicates otherwise, the terms “Alcoa,” “Company,” “we,” “us,” and “our” refer to Alcoa Corporation and all subsidiaries consolidated for the purposes of its financial statements that were in-scope for the 2022 compliance period. The “Conflict Minerals Rule” means, collectively, Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Specialized Disclosure Report on Form SD pursuant to Rule 13p-1 promulgated under the Exchange Act. As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite, and the derivatives tantalum, tin, and tungsten, without regard to the location of origin of the minerals or derivative metals.

Conflict Minerals Disclosure

This Form SD is publicly available on our website, www.alcoa.com, under the “Investors” section. The information contained on, or accessible through, our website is not incorporated by reference into this Form SD and should not be considered part of this Form SD.

Alcoa’s processes and procedures described below were designed to determine whether Conflict Minerals were intentionally added and necessary to the functionality or production of products we manufactured (any such manufactured products containing Conflict Minerals are referred to herein as “Covered Products”) during 2022 and, if such Covered Products exist, whether the Conflict Minerals contained in the Covered Products originated in the Democratic Republic of the Congo or adjoining countries, as defined under the Conflicts Minerals Rule (collectively, the “Covered Countries”), or otherwise originated from scrap or recycled materials.

Procedures and Reasonable Country of Origin Inquiry (“RCOI”)

Each Alcoa business segment conducts an assessment to determine whether its manufactured products contained any Conflict Minerals that were necessary to the functionality or production of such products. This assessment involves an internal review of all materials that become part of each segment’s manufactured products and may include a review of product specifications, bills of material, supplier inquiries, product composition analyses, and other information about such products. Each segment also conducts this assessment as new products that could come within the scope of the Conflict Minerals Rule are developed. In addition, each business segment identifies, for all products it manufactures, any purchased materials that include Conflict Minerals, if any, used in the manufacture of the business segment’s products, as well as the suppliers of such purchased materials, through a review of purchase records.

Following this assessment, and upon determining that the Company manufactured a Covered Product during a reporting period, Alcoa conducts a good faith RCOI within the meaning of the Conflict Minerals Rule to determine the origin of the Conflict Minerals contained in its Covered Products. Alcoa requests that each in-scope supplier complete the Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (“RMI”), with a response at the Covered Product level to the extent possible, in order to identify the origin of the Conflict Minerals in such products. Specific Conflict Mineral smelters identified by our suppliers in the completed CMRTs are reviewed against the Responsible Minerals Assurance Process (“RMAP”) conformant smelter list and other publicly-available information to confirm that all such smelters were conformant with the RMAP assessment procedure managed by RMI. RMAP conformant smelters have undergone an independent, third-party audit of their management systems and sourcing practices to validate compliance with protocols and current global standards to support responsible sourcing of raw materials.

In addition to reviewing completed CMRTs, Alcoa’s procedures include reviewing supporting documentation, available conflict minerals policies, and other statements from suppliers, including for accuracy, completeness, and overall reasonableness to evaluate and determine whether Alcoa may reasonably rely on such information. Further supplier engagement is performed as necessary to obtain additional or complete information or clarification.

Conclusion

Having followed our procedures, we believe that no Conflict Minerals were intentionally added and necessary to the functionality or production of the products that the Company manufactured in 2022, and, therefore, the Company did not manufacture any Covered Products during the 2022 reporting period.

Risk Mitigation Efforts

Alcoa’s procurement function maintains a standard operating procedure (“SOP”), which governs purchases of Conflict Minerals and materials or products containing Conflict Minerals. The SOP defines the processes used to source Conflict Minerals and materials or products containing Conflict Minerals and explains the intention that Alcoa will only purchase Conflict Minerals or materials or products containing Conflict Minerals from suppliers that can provide acceptable certification as to the origin of the Conflict Minerals. Alcoa also has in place standard purchase terms and conditions for our suppliers that address Conflict Minerals compliance. Alcoa communicates our Conflict Minerals expectations to our suppliers in our Supplier Standards, which are posted on our website at www.alcoa.com under “About Us – Ethics and Compliance.” Our Supplier Standards set forth the expectation that our suppliers will conduct their business with ethics and integrity and will provide transparency into our supply chain in accordance with our expectations and applicable law.

Item 1.02 Exhibit

None.

Section 3 – Exhibits

Item 3.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ALCOA CORPORATION

By:	/s/ Jeffrey D. Heeter	Dated: May 30, 2023
Jeffrey D. Heeter
Executive Vice President and General Counsel